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                                                                    EXHIBIT 2(e)

December 17, 1999
(BW) (TRANSCEND SERVICES, INC.)(TRCR)

TRANSCEND SERVICES, INC. SELLS NORTHEAST
TRANSCRIPTION OPERATIONS

Atlanta, Georgia, TRANSCEND SERVICES, INC. (TRCRC/NASDAQ) announced the sale of its Northeast-based medical transcription operations to MedQuist Transcriptions, Ltd., a subsidiary of MedQuist, Inc. (MEDQ/NASDAQ.) The purchase price was $4.4 million in cash and a $231,500 note.

The sale completes the first phase of the overall restructuring plan by Transcend designed to improve the Company's capital structure, meet Nasdaq's continued listing requirements, and to focus its operations and growth on its internet-based transcription service strategy. In this phase, the Company sold transcription operations that do not operate on the Company's internet platform. In addition to the Northeast-based operations, the Company previously sold its Utah-based operations and assigned four contracts associated with other transcription operations. In connection with these sales, Transcend signed three year non-compete agreements with MedQuist Transcriptions, Ltd. prohibiting the Company from providing transcription services in the states of Utah, New Jersey, New York, Rhode Island, Connecticut, Massachusetts, Vermont, New Hampshire and Maine, subject to certain exceptions.

The combined revenue for the operations sold was approximately 15% of total current revenues and 28% of transcription revenues. Total sales price from these three transactions was $7.7 million, or $.32 per share. In addition, the Company could realize up to an additional $750,000 in earn-out payments under the contract assignment agreement over the next two years.

These transactions will result in a gain on sale, which will improve the Company's tangible net worth, as calculated by Nasdaq. The Company's common stock is currently listed on the Nasdaq SmallCap Market under an exception granted by Nasdaq through January 14, 2000. In addition to tangible net worth requirements, Nasdaq requires that the Company's stock price exceed $1.00 per share on January 14, 2000. The Company has called a special meeting of its shareholders on December 30, 1999 to vote on a proposal to effect a 1 for 5 reverse stock split in order to comply with Nasdaq listing requirements. Should the shareholders approve the reverse split, the Company will monitor how the stock trades on its own and may defer making the reverse stock split effective.

Commenting on these transactions, Larry G. Gerdes, Chief Executive Officer of Transcend stated, "These sales help solidify our capital structure by providing the Company with significant

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cash which we will use to repay debt and grow our operations. We are very excited about the new direction of Transcend. Operating on a single, web-enabled transcription platform will afford tremendous advantages in the coming years to customers, employees and shareholders. With the enormous size of the transcription market opportunity, which industry analysts have estimated at over $6 billion, there is plenty of room for rapid growth by all the players in this segment. Increasing prices and improved communications and technology make this an attractive market opportunity. Transcend is fortunate to be among the largest players in this segment and our technology will allow us to compete with anyone today."

Transcend Services, Inc. provides patient information management solutions to hospitals and other associated healthcare providers including management of medical records operations, transcription of physicians' dictated medical notes, consulting relating to medical records management and reimbursement coding, and state-of-the-art software for the management of patient information.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are competitive pressures, the mix of service revenue, changes in pricing policies, delays in sales revenue recognition, lower-than-expected demand for Transcend's solutions, business conditions in the integrated healthcare delivery network market, general economic conditions and the risk factors detailed from time to time in Transcend's periodic reports and registration statements filed with the Securities and Exchange Commission.